                                                                       EXHIBIT 1


                      NEW YORK MEDICAL, INC. AND AFFILIATES

                          COMBINED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 and 2000

INDEPENDENT AUDITORS' REPORT

Stockholders
New York Medical, Inc.
Jericho, New York

We have audited the accompanying combined balance sheets of New York Medical Inc. (formerly New York Medical, P.C.) and affiliates (the "Company") as of December 31, 2001 and 2000, and the related combined statements of operations, stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of New York Medical, Inc. and affiliates as of December 31, 2001 and 2000, and the combined results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ EISNA LLP

New York, New York
April 30, 2002

NEW YORK MEDICAL, INC. AND AFFILIATES

COMBINED BALANCE SHEETS

                                                                                            DECEMBER 31,
                                                                                   -----------------------------
                                                                                       2001             2000
                                                                                   ------------     ------------
ASSETS
Current assets:
    Cash                                                                           $     20,000     $    542,000
    Accounts receivable, net                                                         11,863,000        9,613,000
    Prepaid expenses and other current assets                                            46,000           41,000
                                                                                   ------------     ------------
          Total current assets                                                       11,929,000       10,196,000
Accounts receivable, net - noncurrent                                                 8,307,000        5,397,000
Property and equipment, net                                                              67,000          119,000
Other assets                                                                             97,000           93,000
                                                                                   ------------     ------------
                                                                                   $ 20,400,000     $ 15,805,000
                                                                                   ============     ============
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
    Note payable under credit agreement                                            $  5,727,000     $  3,989,000
    Current portion of subordinated note payable to stockholder                       1,500,000        1,500,000
    Current portion of obligations under capital leases                                  20,000           30,000
    Accounts payable and accrued expenses                                               833,000        1,192,000
    Deferred taxes payable                                                            4,328,000        3,615,000
    Income taxes payable                                                                183,000          132,000
                                                                                   ------------     ------------
          Total current liabilities                                                  12,591,000       10,458,000
Subordinated note payable to stockholder, net of current portion                      5,232,000        8,846,000
Obligations under capital leases, net of current portion                                 17,000           37,000
Deferred taxes payable                                                                3,323,000        2,189,000
                                                                                   ------------     ------------
          Total liabilities                                                          21,163,000       21,530,000
                                                                                   ------------     ------------
Commitments (Notes G, J and N) Stockholders' deficit:
    Series A convertible preferred stock, par value $.01 per share, 1,000,000 shares authorized and 450,000 shares outstanding (liquidation
       preference of $12,443,000)                                                         5,000            5,000
    Common stock of New York Medical, Inc., par value $.01 per share,
       2,000,000 shares authorized and 550,000 shares outstanding                         5,000            5,000
    Common stock of affiliates
    Additional paid-in capital                                                          217,000          565,000
    Retained earnings                                                                11,336,000        8,298,000
    Unearned ESOP shares                                                            (12,326,000)     (14,598,000)
                                                                                   ------------     ------------
          Total stockholders' deficit                                                  (763,000)      (5,725,000)
                                                                                   ------------     ------------
                                                                                   $  20,400,00     $ 15,805,000
                                                                                   ============     ============

See notes to combined financial statements                                     2

NEW YORK MEDICAL, INC. AND AFFILIATES

COMBINED STATEMENTS OF OPERATIONS

                                                                                YEAR ENDED DECEMBER 31,
                                                                             -----------------------------
                                                                                 2001             2000
                                                                             ------------     ------------
Revenue from patient services, net                                           $ 16,611,000     $ 12,993,000
Operating costs and expenses:
    Cost of services                                                            6,227,000        5,409,000
    Officer's salary                                                              250,000        2,229,000
    ESOP benefit expense                                                        1,477,000          402,000
    Other selling, general and administrative expense                           2,362,000        1,577,000
Operating income                                                                6,295,000        3,376,000
                                                                             ------------     ------------
Interest expense, net of interest and other income of $3,000 and $206,000
    in 2001 and 2000                                                             (780,000)        (115,000)
                                                                             ------------     ------------
Income before income taxes                                                      5,515,000        3,261,000
Provision for income taxes                                                      2,262,000        5,800,000
                                                                             ------------     ------------
NET INCOME (LOSS)                                                            $  3,253,000     $ (2,539,000)
                                                                             ============     ============

See notes to combined financial statements                                     3

NEW YORK MEDICAL, INC. AND AFFILIATES

COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                            COMMON STOCK
                                     SERIES A       --------------------------
                                   CONVERTIBLE         NEW YORK
                                 PREFERRED STOCK      MEDICAL, INC.              ADDITIONAL    UNEARNED
                                ------------------  ----------------  AFFILIATES  PAID-IN        ESOP      RETAINED
                                 SHARES      PAR     SHARES   AMOUNT    AMOUNT    CAPITAL       SHARES      EARNINGS       TOTAL
                                --------    ------  --------  ------  ---------- ----------  ------------  -----------  -----------
BALANCE - JANUARY 1,2000                                                 $2,000                            $11,677,000  $11,679,000
Issuance of common stock on
  incorporation of New
  York Medical, Inc.                                       1
Common and preferred shares
  issued by New York
  Medical, Inc. in connection
  with transfer of net
  assets of New York
  Medical, P.C.                  450,000     $5,000   549,999  $5,000    (2,000)   $565,000                   (573,000)           0
Acquisition of 450,000
  preferred shares by ESOP
  Trust from stockholder
  from proceeds of loan to
  Trust from New York
  Medical, Inc.                                                                              $(15,000,000)              (15,000,000)
ESOP shares allocated, and
  committed to be released for
  allocation, to employee
  accounts for services
  rendered                                                                                        402,000                   402,000
Stockholder distributions                                                                                     (267,000)    (267,000)
Net income (loss)                                                                                           (2,539,000) (12,539,000)
                                 -------    ------   -------  ------     ------    --------  ------------  -----------  -----------
BALANCE - DECEMBER 31, 2000      450,000     5,000   550,000   5,000          0     565,000   (14,598,000)   8,298,000   (5,725,000)
ESOP shares allocated,
  and committed to be
  released for allocation, to
  employee accounts for
  services rendered                                                                (506,000)    1,983,000                 1,477,000
Dividends on allocated ESOP
  shares                                                                            (74,000)      289,000     (215,000)           0
Tax benefit related to
  excess of cost over fair
  value of ESOP shares
  committed to be released                                                          232,000                                 232,000
Net income (loss)                                                                                            3,253,000    3,253,000
                                 -------    ------   -------  ------     ------    --------  ------------  -----------  -----------
BALANCE -- DECEMBER 31, 2001     450,000    $5,000   550,000  $5,000     $    0    $217,000  $(12,326,000) $11,336,000  $  (763,000)
                                 =======    ======   =======  ======     ======    ========  ============  ===========  ===========

See notes to combined financial statements                                     4

NEW YORK MEDICAL, INC. AND AFFILIATES

COMBINED STATEMENTS OF CASH FLOWS

                                                                              YEAR ENDED DECEMBER 31,
                                                                           -----------------------------
                                                                              2001              2000
                                                                           -----------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                      $ 3,253,000      $ (2,539,000)
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
           Depreciation of property and equipment                               57,000            52,000
           ESOP benefit expense                                              1,477,000           402,000
           Deferred income taxes                                             2,079,000         5,668,000
           Changes in:
              Accounts receivable                                           (5,160,000)       (2,987,000)
              Prepaid expenses and other current assets                         (5,000)          (17,000)
              Other assets                                                      (4,000)          (70,000)
              Accounts payable and accrued expenses                           (359,000)          711,000
              Income taxes payable                                              51,000           132,000
                                                                           -----------      ------------
                 Net cash provided by operating activities                   1,389,000         1,352,000
                                                                           -----------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of property and equipment                                       (5,000)           (2,000)
                                                                           -----------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of capital lease                                                 (30,000)          (41,000)
    Distributions to stockholder                                                                (267,000)
    Borrowings under credit agreement, net                                   1,738,000         3,989,000
    Proceeds from short-term bank loan                                                        15,000,000
    Loan to ESOP                                                                             (15,000,000)
    Proceeds from note payable to stockholder                                                 15,000,000
    Repayment of short-term bank loan                                                        (15,000,000)
    Repayment of note payable to stockholder                                (3,614,000)       (4,654,000)
                                                                           -----------      ------------
                 Net cash used in financing activities                      (1,906,000)         (973,000)
                                                                           -----------      ------------
NET (DECREASE) INCREASE IN CASH                                               (522,000)          377,000
Cash - beginning of year                                                       542,000           165,000
                                                                           -----------      ------------
CASH - END OF YEAR                                                         $    20,000      $    542,000
                                                                           ===========      ============
SUPPLEMENTARY CASH FLOW INFORMATION:
     Cash paid during the year for interest expense                        $   395,000
NONCASH INVESTING AND FINANCING TRANSACTIONS:
       Equipment acquired by incurring capital lease obligations           $         0      $     42,000


See notes to combined financial statements                                     5

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE A - DESCRIPTION OF BUSINESS

New York Medical, Inc. and affiliates, comprised of medical professional corporations (the "Company") are under common control. The affiliates specialize in neurology, internal medicine, orthopedics, physical medicine and rehabilitation, and pain management. Pain management includes such ancillary services as physical therapy, massage therapy and acupuncture. The affiliates operate from several full-time locations and over 50 satellite locations in New York City and the suburban New York counties of Nassau and Suffolk. Substantially all of the revenue is derived from fees for services provided to patients that are covered by third party reimbursement arrangements.

NOTE B - PRINCIPLES OF COMBINATION AND REORGANIZATION

The accompanying combined financial statements include the accounts of the following entities, which stock is owned by the same individual, after elimination of intercompany balances and transactions:

     New York Medical, Inc. ("NYM, Inc.")
       (formerly New York Medical, P.C. ("NYMPC")
     Advanced Medical, P.C. ("Advanced")
     Procare Medical Services, P.C. ("Procare")
     Valley Medical and Diagnostic Services, P.C.
       ("Valley Services")
     Atlantic Medical and Diagnostic, P.C. ("Atlantic")
        (name changed from Bronx Medical &
        Diagnostics, P.C.)
     Summit Medical Services, P.C. ("Summit")
        (name changed from Woodhaven Medical Services, P.C.)
     Valley Medical Practice, P.C. ("Valley Practice")
        (organized in 2000)
     Eastern Medical Practice, P.C. ("Eastern")

During 2000, the entities were reorganized pursuant to which, on November 28, 2000, Advanced, Procare and Valley Services were merged into NYMPC. In connection therewith, their medical records and business activities were transferred to Atlantic, Summit, Valley Practice and Eastern (which was previously inactive). The transferee operating companies then entered into management agreements with NYMPC pursuant to which, in exchange for management fees, NYMPC is to provide to these operating companies all of their administration, facilities and nonmedical personnel. The term of the management agreements is seven years. On November 30, 2000, the assets and liabilities of NYMPC were transferred to NYM, Inc., a newly organized Delaware corporation, which was incorporated on October 26, 2000.

As all of the entities are under common control, the merger described above was accounted for on a pooling of interests basis and accordingly, was reflected at historical carrying amounts and the results of operations of the merged entities are included in the accompanying financial statements, as if the merger occurred on January 1, 2000.

NOTE C - SIGNIFICANT ACCOUNTING POLICIES

[1] REVENUE RECOGNITION:

      The Company recognizes patient service revenue at the time services are performed. Patient service revenue is reported at the estimated realizable amounts from patients, third-party payors and others for services rendered. Provision for third-party payor settlements and adjustments are estimated in the period the related services are rendered and adjusted in future periods as final settlements are determined. All such amounts are recorded as adjustments of revenue. The provision and the related allowance are adjusted periodically, based upon an evaluation of historical collection experience, anticipated collection levels with specific payors for new services, industry reimbursement trends, and other relevant factors.

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE C - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[2] USE OF ESTIMATES:

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates. Such estimates primarily relate to collection of accounts receivable and revenues earned as of the date of the financial statements. Because of the uncertainties inherent in the collection process, it is at least reasonably possible that in the near term the amounts collected, and the period in which collections will occur, will differ materially from the estimated amounts.

[3] PROPERTY AND EQUIPMENT:

      Property and equipment are stated at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, generally 3 to 7 years. Equipment under capital lease is amortized on a straight line basis over the term of the lease. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remainder of the lease term.

[4] RECLASSIFICATIONS:

      Certain reclassifications have been made to the 2000 financial statements to conform with the 2001 presentation.

NOTE D - ACCOUNTS RECEIVABLE

Accounts receivable, which substantially represent billings to health maintenance organizations and insurance companies (third-party payors), are recorded at estimated net realizable value. The receivables are subject to review by the third-party payors. The allowance for contractual and other adjustments is based on historical experience and judgments about future events. Accordingly, the actual adjustments made could vary significantly from the recorded allowance.

There is a lengthy collection process for a significant portion of the accounts receivable. Many of the claims are initially rejected or ignored by the third-party payors. Unpaid claims are referred to attorneys who make attempts at settlement while proceeding with arbitration. Early in 2000, the Company created an internal department to pursue collection or settlement of unpaid claims prior to submission to the outside attorneys. Net receivables which management does not anticipate collections in the following year, are classified as noncurrent in the accompanying balance sheets.

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE D - ACCOUNTS RECEIVABLE (CONTINUED)

Accounts receivable consisted of the following:



                                                                DECEMBER 31,
                                                         ---------------------------
                                                            2001             2000
                                                         -----------     -----------
Gross accounts receivable(1)                             $29,615,000     $22,403,000
Less allowance for contractual and other adjustments       9,445,000       7,393,000
                                                         -----------     -----------
Accounts receivable, net                                 $20,170,000     $15,010,000
                                                         ===========     ===========
Current portion                                          $11,863,000     $ 9,613,000
Noncurrent portion                                         8,307,000       5,397,000
                                                         -----------     -----------
                                                         $20,170,000     $15,010,000
                                                         ===========     ===========

-----------

(1)   Includes unbilled receivables of $1,545,000 (2001) and $888,000 (2000), representing fees for services performed in December of each year which are to be billed in the following year.

NOTE E - PROPERTY AND EQUIPMENT

                                                            DECEMBER 31,
                                                      ------------------------
                                                        2001           2000
                                                      ---------      ---------
Leasehold improvements                                $  25,000      $  20,000
Equipment                                                48,000         48,000
Furniture and fixtures                                   93,000         93,000
Capital lease equipment                                 215,000        215,000
Other                                                    26,000         26,000
                                                      ---------      ---------
                                                        407,000        402,000
Less accumulated depreciation and amortization(a)      (340,000)      (283,000)
                                                      ---------      ---------
                                                      $  67,000      $ 119,000
                                                      =========      =========

----------
(a) Includes $190,000 (2001) and $166,000 (2000) applicable to capital lease equipment.

Depreciation expense, including amortization of assets under capital lease, amounted to $57,000 and $52,000 for the years ended December 31, 2001 and 2000, respectively.

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE F - CAPITAL LEASES

The Company leases various equipment under capital leases expiring in various years through 2004. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset.

Minimum future lease payments at December 31, 2001 are as follows:

           YEAR ENDING
           DECEMBER 31,                      AMOUNT
           ------------                      ------
               2002                         $23,000
               2003                          13,000
               2004                           6,000
                                            -------
                                             42,000
Less amount representing interest             5,000
                                            -------
                                            $37,000
                                            =======

NOTE G - OPERATING LEASES AND SERVICE AGREEMENTS

Minimum future rental payments under noncancellable operating leases for office space having remaining terms in excess of one year as of December 31, 2001 are as follows:

           YEAR ENDING
           DECEMBER 31,                  AMOUNT
           ------------                  ------
               2002                    $157,000
               2003                      69,000
               2004                      65,000
                                       --------
                                       $291,000
                                       ========

Certain of the leases contain escalation clauses relating to various lessor costs.

The Company also has lease and service agreements for various office locations in the New York metropolitan area which are renewable on a yearly basis. Lease and service costs, which are included in cost of services, amounted to $786,000 and $863,000 for the years ended December 31, 2001 and 2000, respectively. Pursuant to the agreements, approximately 25% to 30% of these costs are allocated to rent, with the remainder to services.

Rent expense amounted to $516,000 and $377,000 for the years ended December 31, 2001 and 2000, respectively.

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE H - SUBORDINATED NOTE PAYABLE - STOCKHOLDER

On November 30, 2000, NYM, Inc. borrowed $15,000,000 from its stockholder (see Note J) and issued a note payable in annual installments of $1,500,000 on November 30 of each year commencing in 2001 through 2010. The note bears interest at 12% per annum payable quarterly and is subordinated to the note payable under the credit agreement (see Note I). Effective January 1, 2001 and September 11, 2001, the interest rate changed to 4.75% and 2%, respectively. NYM, Inc. has the right to prepay the note in whole or in part at any time without any penalty. NYM, Inc. prepaid $3,594,000 and $4,654,000 of the note in 2001 and 2000, respectively. As of December 31, 2001 and 2000, the balance due on the note is $6,732,000 and $10,346,000, respectively. Interest expense on the note for the years ended December 31, 2001 and 2000, amounted to $329,000 and $150,000, respectively.

NOTE I - NOTE PAYABLE UNDER CREDIT AGREEMENT

On December 29, 2000, the Company borrowed approximately $4,000,000 under a credit agreement with a financial institution. The agreement contains an aggregate commitment amount not to exceed the lesser of $4,000,000, or the borrowing base determined based on a percentage of eligible accounts receivable. Borrowings under the agreement bear interest at the prime rate, plus 1.5%. Interest is payable monthly in arrears for the preceding month. On September 7, 2001, the Company increased the credit facility to $8,000,000. As of December 31, 2001, the rate of interest on outstanding borrowings was 6.25%.

The agreement requires a mandatory repayment by the Company if the outstanding loan exceeds the defined credit limit. The note is collateralized by all of the Company's assets. The agreement expires on December 31, 2002, and provides for automatic renewal for consecutive one year terms unless terminated by either party at least 30 days before the expiration date.

The agreement requires the maintenance of minimum tangible net worth, as defined, and certain minimum fixed charge coverage ratios. The agreement further provides that if an event of default occurs, the lender may raise the interest rate by four percentage points above the current interest rate.

NOTE J - EMPLOYEE STOCK OWNERSHIP PLAN

In September 2000, an employee stock ownership plan ("ESOP") with a January 1, 2000 effective date was established. The ESOP covers all eligible employees as defined in the plan. Each year, NYM, Inc. may contribute any amount up to 25% of each employee's compensation, as defined, (not to exceed the statutory limit of $35,000 in 2001 and $30,000 in 2000). The contributions may be made in cash or NYM, Inc. stock.

An ESOP Trust (the "Trust") was established as part of the plan to receive contributions of cash and stock. The cash is generally to be used to purchase NYM, Inc. stock or repay loans that had previously been incurred to purchase NYM, Inc. stock.

On November 30, 2000, NYM, Inc. borrowed $15,000,000 from a financial institution and correspondingly made a loan of $15,000,000 to the Trust. The Trust used these proceeds to purchase the 450,000 outstanding shares of Series A Convertible Preferred Stock. The selling stockholder then loaned the sales proceeds to NYM, Inc., which in turn repaid the financial institution.

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE J - EMPLOYEE STOCK OWNERSHIP PLAN (CONTINUED)

The loan to the Trust and the related acquisition of the preferred stock, which will be allocated to employees for services to be rendered, are shown in the accompanying balance sheet as a reduction of stockholders' equity (unearned ESOP shares). The loan to the Trust, which, as commenced effective January 1, 2001 is payable in annual installments of $1,000,000, plus interest at 4.75%, for 15 years commencing on November 30, 2001, is to be repaid from dividends received on preferred stock plus annual contributions by NYM, Inc. The shares purchased are pledged as collateral for the loan and as the loan is repaid, shares are released from collateral and allocated to employees' accounts based on the proportion of debt service paid during the year. As shares are committed to be released for employee services rendered during the year, compensation expense is recorded equal to the estimated fair value of such shares and unearned ESOP shares are reduced. Dividends on allocated shares used to repay the loan are recorded as a reduction of retained earnings with a corresponding reduction of unearned ESOP shares. Dividends on unallocated shares and contributions as well as principal repayments and interest on the loan are not recorded in the financial statements.

For the years ended December 31, 2001 and 2000, compensation expense of $1,477,000 and $402,000, respectively, was recognized for shares committed to be released. In addition, for the year ended December 31, 2001, dividends of $215,000 paid on allocated shares were charged to retained earnings.

The ESOP shares as of December 31 were as follows:

                                                       2001          2000
                                                    ---------     -----------
         Allocated shares                              62,432           3,020
         Shares released for allocation                17,795           9,040
         Unreleased shares                            369,773         437,940
                                                    ---------     -----------
         Total ESOP shares                            450,000         450,000
                                                    ---------     -----------
         Fair value of unreleased shares            9,178,000     $14,598,000
                                                    =========     ===========

Under the provisions of the ESOP, NYM, Inc. is required to repurchase at the then fair value the shares allocated to an employee's account upon distribution of such account to the employee if such stock is not then publicly traded or is subject to a trading limitation, as defined. As of December 31, 2001 the fair value of allocated shares subject to the repurchase obligation aggregated $1,550,000.

NOTE K - SERIES A CONVERTIBLE PREFERRED STOCK

The Series A Convertible Preferred Stock of NYM, Inc. ("Series A Preferred Stock") can only be held by the ESOP Trust. Each share of Series A Preferred Stock is convertible into one share of NYM, Inc. Common Stock. This one-to-one conversion ratio is changed proportionally whenever the Common Stock undergoes a split, a reverse split or is issued a stock dividend. Any shares that are distributed from the ESOP Trust are automatically converted. Holders of the Series A Preferred Stock may exercise the conversion right at any time prior to the redemption date described below.

The Series A Preferred Stock has voting rights equal to the number of common shares into which they are convertible. No series or class of stock senior to the Series A Preferred Stock can be created without the consent of the holders of a majority of the Series A Preferred Stock.

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE K - SERIES A CONVERTIBLE PREFERRED STOCK (CONTINUED)

The Series A Preferred Stock is entitled to a cumulative preferred dividend of $4.00 per share per year payable each year on dates to be determined by the Board of Directors. The holders of the Series A Preferred Stock are also entitled to receive such other amounts declared by the Board of Directors, at its sole discretion, as a dividend payable solely on the Series A Preferred Stock. Furthermore, the holders of the preferred stock are entitled to share equally and ratably in any dividends paid on the Common Stock. On December 31, 2001 and 2000, the Company paid a dividend of $1,800,000 and $157,000 on the Series A Preferred Stock, representing cumulative dividends accrued through such date.

The Series A Preferred Stock is redeemable, in whole or in part, at the option of NYM, Inc. at the earlier of 1) November 30, 2007 or 2) the date that the loan made by NYM, Inc. to the ESOP Trust is paid in full, provided that a total of $12,600,000 in dividends on the Series A Preferred Stock shall have been paid by NYM, Inc. The redemption price paid for each share shall be the fair value of the common stock on such date.

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of NYM, Inc., prior to the payment of a total of $12,600,000 in dividends, the holders of the Series A Preferred Stock then outstanding shall be entitled to a preferential distribution of an amount equal to $12,600,000 less the aggregate amount of dividends previously paid. After the provision for this preferential distribution, the holders of the Series A Preferred Stock are entitled to payment on an equal pro rata basis, share for share, in any distribution to the holders of common stock.

NOTE L - COMMON STOCK AND ADDITIONAL PAID-IN CAPITAL

On October 26, 2000, NYM, Inc. was incorporated with an authorized capital of 10,000 shares of common stock par value of $.01 per share and issued one share of common stock. On November 1, 2000, NYM, Inc.'s certificate of Incorporation was amended to authorize the issuance of 2,000,000 shares of Class A and 1,000,000 shares of Class B Common Stock and the one share of outstanding common stock was converted into one share of Class A Common Stock. On November 29, 2000, NYM, Inc.'s certificate of incorporation was further amended to authorize the issuance of 2,000,000 shares of common stock and 1,000,000 shares of Series A Convertible Preferred Stock (to replace the Class B Common Stock), each with a par value of $.01 per share and the outstanding share of Class A Common Stock was converted back into one share of common stock. On November 30, 2000, in consideration for the transfer of the net assets of NYMPC (see Note B), NYM, Inc. issued 549,999 shares of common stock and 450,000 shares of Series A Convertible Preferred Stock to the sole stockholder of NYMPC, who was also the sole stockholder of NYM, Inc. In connection therewith, the excess ($8,000) of the par value of the shares issued ($10,000) over the stated value of the outstanding shares of NYMPC ($2,000) has been charged to retained earnings. In addition, $565,000, representing the remaining undistributed earnings of NYMPC at November 30, 2000 computed on a tax basis has been transferred to additional paid-in capital as a result of the termination of its status as an "S" corporation (see Note M).

NOTE M - INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes primarily relate to temporary differences between the carrying amounts of assets and liabilities in the financial statements and their tax basis. Such differences primarily result from the entities use of the cash basis for reporting taxable income as compared with the accrual basis for financial reporting purposes.

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE M - INCOME TAXES (CONTINUED)

For approximately eleven months of 2000, each of the entities included in the combined financial statements had elected to be treated as "S" corporations for federal and state income tax purposes. Accordingly, federal and most state income taxes were the responsibility of the Company's stockholder and no provision for such taxes were included in the financial statements. Provision for applicable city and state corporation taxes to which the corporations were subject are included in the financial statements. In connection with the reorganization described in Note B, NYM, Inc. became a "C" corporation which is subject to federal and state income taxes. Accordingly, the transfer, at November 28, 2000, of accounts receivable, net of accounts payable and accrued expenses from four affiliated "S" corporations which reported taxable income on a cash basis to NYM, Inc. (which also will report taxable income on a cash basis), created a deferred liability for the income taxes that will be due when the accounts receivable (a substantial amount of which relates to prior years) are collected. A deferred tax provision amounting to approximately $5,500,000 for such liability has been recorded In the accompanying financial statements for the year ended December 31, 2000.

Provision for income taxes consists of the following:

                                            2001           2000
                                         ----------     ----------
          Current:
             Federal                     $  140,000     $   83,000
             State and local                 43,000         49,000
                                         ----------     ----------
                                            183,000        132,000
                                         ----------     ----------
          Deferred:
             Federal                      1,766,000      4,278,000
             State and local                313,000      1,390,000
                                         ----------     ----------
                                          2,079,000      5,668,000
                                         ----------     ----------
          Provision for income taxes     $2,262,000     $5,800,000
                                         ==========     ==========

The net deferred tax liability relates to the following:

                                                                DECEMBER 31,
                                                         ----------------------------
                                                            2001             2000
                                                         -----------      -----------
            Deferred tax asset:
               Accounts payable and accrued expenses     $   318,000      $   491,000
               ESOP plan                                     118,000                0
            Deferred tax liability:
               Accounts receivable, net                   (8,068,000)      (6,224,000)
               ESOP plan                                     (54,000)
               Other assets                                  (19,000)         (17,000)
                                                         -----------      -----------
            Net deferred tax liability                   $(7,651,000)      (5,804,000)
                                                         ===========      ===========

The net deferred tax liability is classified as a current or noncurrent liability in the accompanying balance sheets consistent with the classification of the related assets and liabilities.

NEW YORK MEDICAL, INC. AND AFFILIATES

NOTES TO COMBINED FINANCIAL STATEMENTS
December 31, 2001 and 2000

NOTE N - COMPENSATION AND NONCOMPETE AGREEMENT

In connection with the establishment of the ESOP (see Note J), NYM, Inc. the ESOP Trust and the stockholder who is also an employee of NYM, Inc. entered into a compensation and noncompete agreement which provides for the stockholder to receive aggregate annual compensation of no more than $250,000 (increased by 3.5% each year after 2001). In addition, each year the stockholder may receive a bonus, if with respect to such year, NYM, Inc. has paid, or made provision for paying, contributions and dividends to the Trust sufficient to enable the Trust to meet its debt service obligations on the loan payable to NYM, Inc. (see Note
J) and meets certain financial tests. The agreement also prevents the stockholder from engaging in a competing business and requires that he cause an adjustment to the management fees that the operating companies pay NYM, Inc. to be renegotiated whenever such fees are less than the amount that would prevent the operating companies from retaining revenue in excess of the net amounts payable to their professional service providers. The term of the compensation and noncompete agreement is from 2001 through 2007 (or until the payment in full of all principal and interest on the ESOP loan).